

11015660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
FEB 1 6 2011
WASH...TION

SEC FILE NUMBER
8- 49851

FACING PAGE 189

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anthem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Coraopolis Heights Road, Suite 300
(No. and Street)

Moon Township   Pennsylvania   15108
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                    (412) 262-1680
Karen A. Black
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – if individual, state last, first, middle name)

5700 Corporate Dr. Suite 800   Pittsburgh   Pennsylvania   15237
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



ANTHEM
SECURITIES
INCORPORATED

ANTHEM SECURITIES INCORPORATED
P.O. BOX 926
MOON TOWNSHIP, PA 15108
PH: 412-262-1680, FAX: 412-262-7480



RECEIVED
FEB 16 2011
189

OATH OR AFFIRMATION

I, Karen A. Black, Vice President and Financial Operations Principal, of Anthem Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer "except as follows:" _____ N/A _____

Karen A. Black
Vice President and Financial Operations Principal

Subscribed and sworn to before me

This 14th day of February, 2011

Tammy L Rapp
In and for the County of Allegheny
State of Pennsylvania.

My Commission Expires: 12-27-14

(Seal)

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Rapp, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 27, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

OATH OR AFFIRMATION

I, Karen A. Black _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Anthem Securities, Inc. _____ , as of December 31 _____ , 20 10 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tammy L. Rapp, Notary Public
Moon Twp., Allegheny County
My Commission Expires Dec. 27, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Tammy L. Rapp
Notary Public

_____
Signature

V.P. & Fin Op. _____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3).*

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2010



Lally&Co.
CPAs and Business Advisors

ANTHEM SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2010

CONTENTS



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Anthem Securities, Inc.
Moon Township, Pennsylvania

We have audited the accompanying statement of financial condition of **Anthem Securities, Inc.,** (the "Company") as of December 31, 2010, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Anthem Securities, Inc.** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 11 through 13 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co., LLC

February 11, 2011

ANTHEM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 3,387,951
Other Assets	636,073
Total Assets	$ 4,024,024

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$ 1,266,595
Payable to Related Parties	873,022
Total Liabilities	2,139,617

Stockholder's Equity

Common Stock; $1 Par Value; 500 Shares Authorized; Issued and Outstanding	500
Paid-In Capital	2,563,998
Accumulated Deficit	(680,091)
Total Stockholder's Equity	1,884,407
Total Liabilities and Stockholder's Equity	$ 4,024,024

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2010

REVENUE

Commissions	$ 13,959,156
Other Income	178,768
Total Revenue	14,137,924

EXPENSES

Program Commissions	12,068,420
Employee Compensation and Benefits	1,711,460
Other Program Related Costs	1,636,321
Program Seminars	1,033,815
Other General and Administrative Expenses	299,885
Total Expenses	16,749,901
Operating Loss	(2,611,977)
Income Taxes	1,060,500
Net Loss	$ (1,551,477)

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2009, as Previously Reported	$ 500	$ 134,265	$ (47,739)	$ 87,026
Prior Period Adjustment - See Note 3	-	154,733	919,125	1,073,858
Balance - December 31, 2009, as Restated	500	288,998	871,386	1,160,884
Capital Contributions	-	2,275,000	-	2,275,000
Net Loss	-	-	(1,551,477)	(1,551,477)
Balance - December 31, 2010	$ 500	$ 2,563,998	$ (680,091)	$ 1,884,407

The accompanying notes are an integral part of these financial statements.

4

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2010

Subordinated Borrowings at January 1, 2010	$ -
Increases	-
Decreases	-
Subordinated Borrowings at December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES

Net Loss $ (1,551,477)

Adjustments to Reconcile Net Loss to Net Cash From Operating Activities
Changes In:

Other Assets	(630,823)
Accounts Payable, Accrued Expenses, and Other Liabilities	(5,938,064)
Net Cash From Operating Activities	(8,120,364)

FINANCING ACTIVITIES

Capital Contributed	2,275,000
Loans and Advances From Parent Company	9,146,289
Net Cash From Financing Activities	11,421,289

Net Increase in Cash 3,300,925

Cash - Beginning 87,026

Cash - Ending $ 3,387,951

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Other Liabilities Assumed by Parent Through a Capital Contribution $ 154,733

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Anthem Securities, Inc. is a wholly owned subsidiary of AIC, LLC., a wholly owned subsidiary of Atlas Energy Operating Company, LLC (DE), a wholly owned subsidiary of Atlas Energy Resources, LLC ("ATN") (DE), which is a wholly owned subsidiary of Atlas Energy, Inc. (DE). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas and equipment leases limited or general partnerships in which a subsidiary of Atlas Energy, Inc. (DE) or its affiliated company is the managing general partner. Substantially all of the Company's revenue is derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas Energy, Inc. (DE) or its affiliates (the "Group").

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Estimates Used

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Securities Transactions

The Company sells direct participation interests in oil and gas and equipment leases limited or general partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

U.S. generally accepted accounting principles require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a settlement date basis. The difference between the two methods was not significant to the financial statements at December 31, 2010.

Cash and Concentrations of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

7

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Anthem Securities, Inc. joins with AIC, LLC in filing a consolidated federal income tax return with Atlas Energy, Inc. (DE). Generally, the consolidated current federal income tax liability is settled between the Company and its parent as if the Company had filed separate returns. The Company files its own state and local income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

The Company follows the guidance of the FASB Topic, *Income Taxes*. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax portions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

3 - PRIOR PERIOD ADJUSTMENT

The Company's financial statements as of December 31, 2009 contained the following errors: (1) understatement of "Commissions" revenue by approximately $1.55 million, (2) understatement of "Income Tax" expense by approximately $628,000, and (3) understatement of "Capital Contributions" by the parent of approximately $155,000. The accumulated deficit as of December 31, 2009 has been decreased by approximately $920,000 and additional paid-in capital was increased by approximately $155,000 to correct the aggregate effect of the errors. Had the errors not been made, net income for the year ended December 31, 2009 would have been increased by approximately $920,000 net of income tax effects.

4 - RELATED PARTY TRANSACTIONS

Commissions Received and Paid

All of the Company's commission income is derived from the commissions on the sale of partnership units sponsored by the Group. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The program that was offered during 2010 was sold on a "best efforts" basis. During the year ended December 31, 2010, the Company earned commissions of approximately $14 million under this agreement.

Other Income

Some dealer-manager agreements in effect for prior offerings require the sponsor to pay the selling group commissions over a future period. The sponsor pays the Company the commission plus an administrative fee. The Company, as dealer-manager, pays commissions to the selling group members. For the year ended December 31, 2010, commissions earned under this arrangement were approximately $178,500 which are included under the caption "Other Income" in the accompanying statement of operations, and the commission expense incurred under this arrangement was approximately $142,900 which are included under the caption "Program Commissions" in the accompanying statement of operation.

4 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other

Several employees of the Company are also employees of the Group. The wages and benefits of these shared employees are paid by the Group and a portion of the employees' wages are allocated to the Company based upon effort. For the year ended December 31, 2010, approximately $398,000 of wages were allocated to the Company.

On occasion, the Company receives advances from the Group. The outstanding advances do not bear interest and do not have any fixed repayment terms. At December 31, 2010, the Company had outstanding advances from the Group of approximately $873,000, which is included under the caption "Payable to Related Parties" in the accompanying statement of financial condition.

5 - INCOME TAXES

The Company joins with AIC, LLC in filing consolidated federal income tax returns with an affiliated parent company. The Company determines its tax liability on a separate company basis as if the Company had filed separate tax returns. The Company files its own state and local income tax returns.

For the year ended December 31, 2010, the Company incurred a net operating loss and accordingly no current provision for income taxes has been recorded. In addition, a benefit for income taxes has been recorded due to the benefit of net operating loss carryforwards. At December 31, 2010, the Company had approximately $1.06 million of unused federal and $2.6 million of unused state net operating losses. The benefit of the net operating loss carryforwards, if not utilized, would begin to expire in 2030 for federal and state purposes.

The deferred tax assets recognized, and included under the caption "Other Assets" in the accompanying statement of financial condition, relate to net operating loss carryforwards. In the opinion of management, there is sufficient positive evidence to support its conclusion not to record a valuation allowance. Management believes that the Company will utilize the loss carryforwards in the future because among other factors a significant portion of the net operating losses do not expire in the near term. However, there can be no assurance that the Company will generate taxable income or that all of its loss carryforwards will be utilized.

Income tax expense (benefit) for the year ended December 31, 2010 consisted of approximately:

	Federal	State	Total
Current	$ -	$ -	$ -
Deferred	(799,300)	(261,200)	(1,060,500)
	($ 799,300)	($ 261,200)	($1,060,500)

Approximate deferred tax assets as of December 31, 2010 consisted of:

Net Operating Loss Carryforward	$ 587,000
Valuation Allowance	-
Net Deferred Tax Asset	$ 587,000

6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $1,248,333, which was $1,105,692 in excess of its required net capital of $142,641. The Company's net capital ratio was 1.71 to 1.

7 - EMPLOYEE RETIREMENT SAVINGS PLAN

The Group sponsors an employee retirement 401(k) savings plan covering substantially all of its employees including the employees of the Company. The Group matches 50% of up to 10% of all eligible wages contributed to the plan during the year. The Company is responsible for funding the payment of the matching contribution for its employees. For the year ended December 31, 2010, the Company made matching contributions of approximately $66,100.

8 - SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2010 and through February 11, 2011, the date the financial statements were issued.

Atlas Energy, Inc. (DE) and certain subsidiaries have entered into an agreement dated November 8, 2010 with Atlas Pipeline Holdings GP, LLC ("AHD") pursuant to which Atlas Energy, Inc. has agreed to sell to AHD certain assets, including the equity interest in Anthem Securities, Inc. As a result of the transaction, Anthem Securities, Inc. would become a subsidiary of AHD. AHD has not determined whether the Company will become a direct or indirect subsidiary. If the terms and conditions of the agreement are met, management expects the transaction to be completed by the end of the first calendar quarter of 2011. Management does not expect the transaction to have any impact on the continuing operations of the Company.

SUPPLEMENTARY INFORMATION

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL

Stockholders' Equity $ 1,884,407

Deductions

Non-Allowable Assets:
Deferred Tax Assets $ 587,034
Other Assets   49,040
                                                                          636,074

Net Capital $ 1,248,333

AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses, and Other Liabilities $ 2,139,617

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6 2/3 % of Aggregate Indebtedness
or $5,000) $ 142,641

Excess Net Capital Amount $ 1,105,692

Ratio of Aggregate Indebtedness to Net Capital   1.71 to 1

See independent auditors' report.

11

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 1,248,333
Difference	-
Net Capital as Reported in the Audited Financial Statements	$ 1,248,333

See independent auditors' report.

ANTHEM SECURITIES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under rule 15c3-3" and "Information for Possession or control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

See independent auditors' report.

OTHER INFORMATION



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors
Anthem Securities, Inc.
Moon Township, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Anthem Securities, Inc.** (the "Company"), as of and for the year ended December 31, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vincy & Co., LLC

February 11, 2011



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Anthem Securities, Inc.
Moon Township, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by **Anthem Securities, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement vendor records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2010 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Vaug & Co., LLC

February 11, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31.__ , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
049851   FINRA   DEC
ANTHEM SECURITIES INC      14*14
PO BOX 926
MOON TOWNSHIP PA 15108-0926
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Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

__Karen Black (412) 865-3150__

2. A. General Assessment (item 2e from page 2) — $ _10,313.82_

   B. Less payment made with SIPC-6 filed (exclude interest) — (_7,888.23_)

   __8/5/2010__
   Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — _2,425.59_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ _2,425.59_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ _2,425.59_

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__Anthem Securities, Inc.__
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __7th__ day of __February__ , 20 _11_ .

__Vice President & Fin Op__
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:



SIPC-7 DISCLOSURE

Revenue per Audited Financial Statements and Quarterly Focus Reports	$	14,137,924
Fiscal Year Ending 12/31/09 Revenue Adjustment	$	1,547,325
Total Revenue on SIPC-7	$	15,685,249

SIPC Net Operating Revenues 12/31/09 - Adjustment

In conjunction with the audit for fiscal year ending 2010, our auditors have determined that revenue for 2009 was understated by $1,547,325. When Anthem Securities filed its SIPC-6 in August 2010, this amount was included in determining net operating revenues as of June 30, 2010. This disclosure is being made in the spirit of compliance and transparency.